FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED

2010 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

•    Net operating income before loan impairment charges and other credit risk provisions up 6.7 per cent to HK$62,827 million (HK$58,860 million in the first half of 2009).

•    Pre-tax profit up 26.4 per cent to HK$38,575 million (HK$30,509 million in the first half of 2009).

•    Attributable profit up 28.9 per cent to HK$28,675 million (HK$22,246 million in the first half of 2009).

•    Return on average shareholders' funds of 22.8 per cent (21.0 per cent in the first half of 2009).

•    Assets up 6.3 per cent to HK$4,635 billion (HK$4,361 billion at the end of 2009).

•    Cost efficiency ratio of 44.0 per cent (43.3 per cent for the first half of 2009).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Results

Comment by Michael Geoghegan, Chairman

While the upturn in the West struggled to gain momentum during the first half of 2010, Asian economies remained at the forefront of the world's emerging markets-led recovery. The pick-up in world trade continued to improve, and as emerging nations increasingly trade with each other, Asia's role in keeping the global economy on track looks more important than ever.

Against these sound fundamentals, The Hongkong and Shanghai Banking Corporation Limited delivered a strong and improved performance. Profits of HK$38,575 million were well ahead of the first half of 2009, increasing by 26.4 per cent. Profits outside Hong Kong contributed 45.5 per cent of the total, nearly double the level of four years ago. Growth was well spread across the region, driven by improving economic conditions, higher trade flows, increasing customer confidence, improved sales productivity and our relentless focus on developing the products and services that our customers need.

We continue to explore both organic and inorganic opportunities for growth in Hong Kong and the region. Outside Hong Kong, our focus is on the six key regional markets of mainland China, India, Indonesia, Singapore, Malaysia and Australia where we see the greatest opportunity to support the growing local and international needs of our customers.

In July, we announced our third investment in India in the space of three years. Subject to regulatory approvals, our purchase of the retail and commercial banking business of the Royal Bank of Scotland will allow us to increase our scale in the region's third largest economy and will give us access to 1.1 million new customer relationships. We underlined our commitment to the future of the market in mainland China by subscribing for our full entitlement of H-Shares in the Bank of Communications rights issue, for a consideration of US$921 million. We incorporated locally in Taiwan in May, and in Vietnam, we increased our holding in Bao Viet Holdings to 18 per cent in January.

As a deposit-rich bank, we continued to feel the impact of low interest rates on our deposit spreads. Competition remained fierce across the region and asset spreads narrowed, but this is "business as usual" for us, and we maintained market share in key segments and grew our balance sheet. Revenue growth in payments and cash management, insurance and debt and equity capital markets in our key target segments more than offset the effect of low interest rates on net interest income.

We grew gross loans and advances to customers by 14.7 per cent, responding to higher demand for mortgages and commercial lending, which resulted in lending growth across a number of key markets including Hong Kong, mainland China, Malaysia, Singapore and Indonesia. We are now growing lending at a faster rate than deposits, and our Advances to Deposits ratio increased from 45.9 per cent at the start of the year to 51.9 per cent.

Keeping a strong liquidity position remains fundamental to our banking philosophy and we will continue to maintain a significant surplus of deposits over loans. However, we expect to see further opportunities to grow our asset portfolios and are encouraged by the quality of the assets we are winning. Loan impairment charges were significantly lower across the retail portfolio compared with the first and second halves of 2009 as credit quality improved, particularly in India.
We maintained tight control of operating expenses, while investing for the future. We  increased marketing spend to win new customers in our target segments and continued to build the branch network across the region. As a result, our cost efficiency ratio rose slightly from 43.3 per cent to 44.0 percent. In mainland China, we opened a new China head office in Shanghai in June and opened our 100th branch. We also added new branches in India, Malaysia, Australia, Taiwan, Bangladesh and Sri Lanka.

In Personal Financial Services, while our business in Hong Kong continued to contribute significant profits, the Rest of Asia Pacific returned to profitability during the period as loan impairments moderated and loan momentum increased. In Premier, we passed a new milestone of one million customers, and we are targeting two million across the region within the next two years. Our new Advance proposition for the next generation of Premier customers was also rolled out in seven markets.

Commercial Banking benefited from increased business confidence across the region. Loans and advances to customers increased by 24.6 per cent during the period. The pipeline of new business remains very strong. Reflecting our strategic objective to be the Leading International Business Bank, we saw a significant rise in cross-border business. Referrals into the region grew 62 per cent, while those from Asia into other regions were 75 per cent higher, compared with the first half of 2009. Championing offshore renminbi (RMB) developments, HSBC established RMB trade settlement capability in 23 markets globally.

Global Banking and Markets successfully maintained revenue momentum across a number of business lines, despite strong competition and the reduction in Balance Sheet Management revenues that we had signalled at year-end 2009. During the period, we made considerable progress in growing our equities platform, investing in both technology and people, and broadening our coverage, particularly in Hong Kong and mainland China. Adding to our credentials, we won a number of prestigious awards, including FinanceAsia's Best Investment Bank and Best Equity House in Hong Kong, and Euromoney's Best Debt House and Best at Risk Management in Asia.

Supported by our strong brand and integrated bancassurance model, our Insurance business performed very strongly, generating increased growth in premium income and profits. We gained market share across the region and boosted our number one position in Hong Kong. We grew our joint ventures, particularly in mainland China and India. Canara HSBC Oriental Bank of Commerce Life Insurance in India ranked 12th among 22 private providers within only its second year of operation, while within nine months of launch, HSBC Life Insurance Company has risen to rank third in bancassurance business among 18 foreign or jointly owned insurance companies in Shanghai.

Although the outlook for the global economy remains uncertain, the prospects for Asia remain strong, both in the short and long-term. The fast pace of economic change will bring its own challenges, and the financial needs of households and businesses across the region will grow. However, our strong footprint, our global connectivity, our unrivalled brand, our distinctive liquidity and our recognised capital strength means we are perfectly placed for the future.

Finally, on behalf of the Board, I would like to say thank you to all of our 70,400 staff. My past six months in Asia have only reaffirmed that their commitment and customer focus is second to none.

Results by Geographical Region

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Period ended 30 June 2010

Net interest income	14,964	14,316	29	29,309

Net fee income	9,882	6,811	-	16,693

Net trading income	4,380	5,803	(29)	10,154

Net income from financial instruments
designated at fair value	4	9	-	13

Gains less losses from financial investments	979	305	-	1,284

Dividend income	110	218	-	328

Net earned insurance premiums	17,494	1,538	-	19,032

Other operating income	5,159	1,141	(2,254)	4,046

Total operating income	52,972	30,141	(2,254)	80,859

Net insurance claims incurred and movements in
policyholders' liabilities	(16,858)	(1,174)	-	(18,032)

Net operating income before loan impairment
charges and other credit risk provisions	36,114	28,967	(2,254)	62,827

Loan impairment charges and other credit
risk provisions	(487)	(1,467)	-	(1,954)

Net operating income	35,627	27,500	(2,254)	60,873

Operating expenses	(14,695)	(15,183)	2,254	(27,624)

Operating profit	20,932	12,317	-	33,249

Share of profit in associates and joint ventures	89	5,237	-	5,326

Profit before tax	21,021	17,554	-	38,575

Share of profit before tax	54.5%	45.5%	-	100.0%

Net advances to customers	854,435	698,129	-	1,552,564

Customer accounts	1,990,074	998,986	-	2,989,060

Geographical Regions
		Intra-
	Hong	Rest of	segment
Figures in HK$m	Kong	Asia-Pacific	elimination	Total

Period ended 30 June 2009 (restated1)

Net interest income	16,367	13,736	8	30,111

Net fee income	8,692	5,198	-	13,890

Net trading income	4,802	6,870	(8)	11,664

Net income from financial instruments
designated at fair value	2,650	235	-	2,885

Gains less losses from financial investments	(17)	(225)	-	(242)

Dividend income	127	5	-	132

Net earned insurance premiums	14,261	1,178	-	15,439

Other operating income	3,956	872	(2,119)	2,709

Total operating income	50,838	27,869	(2,119)	76,588

Net insurance claims incurred and movements in
policyholders' liabilities	(16,517)	(1,211)	-	(17,728)

Net operating income before loan impairment
charges and other credit risk provisions	34,321	26,658	(2,119)	58,860

Loan impairment charges and other credit
risk provisions	(2,115)	(4,289)	-	(6,404)

Net operating income	32,206	22,369	(2,119)	52,456

Operating expenses	(14,244)	(13,349)	2,119	(25,474)

Operating profit	17,962	9,020	-	26,982

Share of profit in associates and joint ventures	(40)	3,567	-	3,527

Profit before tax	17,922	12,587	-	30,509

Share of profit before tax	58.7%	41.3%	-	100%

Net advances to customers	731,860	558,750	-	1,290,610

Customer accounts	1,919,022	898,410	-	2,817,432

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

	Results by Geographic Customer Group

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Period ended 30 June 2010

Net interest income/(expense)	10,005	3,920	3,396	-	(1,924)	(433)	14,964

Net fee income	5,425	2,367	2,022	-	68	-	9,882

Net trading income	425	410	3,076	-	36	433	4,380

Net income/(loss) from financial
instruments designated at
fair value	(505)	178	323	-	8	-	4

Gains less losses from
financial investments	(1)	-	495	-	485	-	979

Dividend income	-	3	1	-	106	-	110

Net earned insurance premiums	14,574	2,855	65	-	-	-	17,494

Other operating income	1,720	208	231	-	3,937	(937)	5,159

Total operating income	31,643	9,941	9,609	-	2,716	(937)	52,972

Net insurance claims
incurred and movement in
policyholders' liabilities	(14,400)	(2,407)	(51)	-	-	-	(16,858)

Net operating income before
loan impairment charges and
other credit risk provisions	17,243	7,534	9,558	-	2,716	(937)	36,114

Loan impairment charges and
other credit risk provisions	(324)	(13)	(152)	-	2	-	(487)

Net operating income	16,919	7,521	9,406	-	2,718	(937)	35,627

Operating expenses	(5,889)	(2,299)	(3,968)	-	(3,476)	937	(14,695)

Operating profit/(loss)	11,030	5,222	5,438	-	(758)	-	20,932

Share of profit/(loss) in
associates and joint ventures	18	(5)	-	-	76	-	89

Profit/(loss) before tax	11,048	5,217	5,438	-	(682)	-	21,021

Share of profit/(loss) before tax	28.6%	13.5%	14.1%	-	(1.7)%	-	54.5%

Net advances to customers	351,372	289,563	198,587	-	14,913	-	854,435

Customer accounts	1,286,761	494,979	203,573	-	4,761	-	1,990,074

Hong Kong		Global
	Personal	Banking				Intra-
	Financial	Commercial	and	Private		segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Period ended 30 June 2009 (restated1)

Net interest income/(expense)	10,036	3,716	5,539	1	(2,458)	(467)	16,367

Net fee income	4,988	1,891	1,615	-	198	-	8,692

Net trading income	550	316	3,995	-	(525)	466	4,802

Net income/(loss) from financial
instruments designated at
fair value	2,469	(170)	232	-	118	1	2,650

Gains less losses from
financial investments	623	135	(515)	-	(260)	-	(17)

Dividend income	30	4	3	-	90	-	127

Net earned insurance premiums	12,579	1,616	66	-	-	-	14,261

Other operating income	1,128	303	135	-	3,384	(994)	3,956

Total operating income	32,403	7,811	11,070	1	547	(994)	50,838

Net insurance claims
incurred and movement in
policyholders' liabilities	(15,162)	(1,307)	(48)	-	-	-	(16,517)

Net operating income before
loan impairment charges and
other credit risk provisions	17,241	6,504	11,022	1	547	(994)	34,321

Loan impairment charges and
other credit risk provisions	(946)	(1,063)	(105)	-	(1)	-	(2,115)

Net operating income	16,295	5,441	10,917	1	546	(994)	32,206

Operating expenses	(5,963)	(2,152)	(4,059)	-	(3,064)	994	(14,244)

Operating profit/(loss)	10,332	3,289	6,858	1	(2,518)	-	17,962

Share of (loss)/profit in
associates and joint ventures	17	-	4	-	(61)	-	(40)

Profit/(loss) before tax	10,349	3,289	6,862	1	(2,579)	-	17,922

Share of profit/(loss) before tax	33.9%	10.8%	22.5%	-	(8.5)%	-	58.7%

Net advances to customers	330,662	206,786	179,664	-	14,748	-	731,860

Customer accounts	1,220,152	424,163	270,282	-	4,425	-	1,919,022

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Rest of Asia-Pacific			Global
	Personal		Banking		Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Period ended 30 June 2010

Net interest income/(expense)	5,864	3,347	5,577	56	214	(742)	14,316

Net fee income	2,486	1,586	2,702	75	(38)	-	6,811

Net trading income	275	478	4,351	21	(64)	742	5,803

Net income/(loss) from financial
instruments designated at
fair value	18	8	(3)	-	(14)	-	9

Gains less losses from
financial investments	7	26	238	-	34	-	305

Dividend income	-	-	-	-	218	-	218

Net earned insurance premiums	1,335	203	-	-	-	-	1,538

Other operating income	408	411	130	5	416	(229)	1,141

Total operating income	10,393	6,059	12,995	157	766	(229)	30,141

Net insurance claims
incurred and movement in
policyholders' liabilities	(1,028)	(146)	-	-	-	-	(1,174)

Net operating income before
loan impairment charges and
other credit risk provisions	9,365	5,913	12,995	157	766	(229)	28,967

Loan impairment charges and
other credit risk provisions	(1,364)	80	(183)	-	-	-	(1,467)

Net operating income	8,001	5,993	12,812	157	766	(229)	27,500

Operating expenses	(7,749)	(2,920)	(4,166)	(171)	(406)	229	(15,183)

Operating profit/(loss)	252	3,073	8,646	(14)	360	-	12,317

Share of profit in associates
and joint ventures	693	2,753	1,397	-	394	-	5,237

Profit/(loss) before tax	945	5,826	10,043	(14)	754	-	17,554

Share of profit/(loss) before tax	2.4%	15.1%	26.0%	-	2.0%	-	45.5%

Net advances to customers	243,877	204,743	241,792	6,388	1,329	-	698,129

Customer accounts	381,200	242,215	360,972	13,667	932	-	998,986

Rest of Asia-Pacific		Global
	Personal	Banking			Intra-
	Financial	Commercial	and	Private	segment
Figures in HK$m	Services	Banking	Markets	Banking	Other	elimination	Total

Period ended 30 June 2009 (restated1)

Net interest income/(expense)	5,644	2,939	5,483	(23)	361	(668)	13,736

Net fee income	1,975	1,193	2,073	18	(61)	-	5,198

Net trading income	305	553	5,325	129	(110)	668	6,870

Net income/(loss) from financial
instruments designated at
fair value	258	1	(21)	-	(3)	-	235

Gains less losses from
financial investments	44	20	(116)	-	(173)	-	(225)

Dividend income	1	-	2	-	2	-	5

Net earned insurance premiums	1,050	128	-	-	-	-	1,178

Other operating income	282	218	119	8	344	(99)	872

Total operating income	9,559	5,052	12,865	132	360	(99)	27,869

Net insurance claims
incurred and movement in
policyholders' liabilities	(1,129)	(82)	-	-	-	-	(1,211)

Net operating income before
loan impairment charges and
other credit risk provisions	8,430	4,970	12,865	132	360	(99)	26,658

Loan impairment charges and
other credit risk provisions	(2,909)	(1,342)	(37)	-	(1)	-	(4,289)

Net operating income	5,521	3,628	12,828	132	359	(99)	22,369

Operating expenses	(6,752)	(2,259)	(3,824)	(183)	(430)	99	(13,349)

Operating profit/(loss)	(1,231)	1,369	9,004	(51)	(71)	-	9,020

Share of profit in associates
and joint ventures	510	2,013	1,048	-	(4)	-	3,567

Profit/(loss) before tax	(721)	3,382	10,052	(51)	(75)	-	12,587

Share of profit/(loss) before tax	(2.4)%	11.1%	33.0%	(0.2)%	(0.2)%	-	41.3%

Net advances to customers	215,296	168,518	168,157	5,478	1,301	-	558,750

Customer accounts	350,578	202,298	331,699	12,690	1,145	-	898,410

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Results by Geographic Region

Hong Kong reported profit before tax of HK$21,021 million, an increase of 17.3 per cent, compared to the first six months of 2009, primarily due to an increase in non-interest income and a fall in loan impairment charges along with effective cost management.

Net interest income decreased by HK$1,403 million, or 8.6 per cent, compared to the same period in 2009 as the low interest rate environment continued to impact both asset and liability spreads. Strong growth in the loan book across all customer groups helped mitigate the impact of reduced margins.

HSBC continued to be a market leader in deposits, mortgages, life insurance and credit cards. Premier customers increased to 438,000 and HSBC Advance was successfully launched in February to capture the mid-market customer segment. Commercial Banking cross-border referrals increased in line with the strategy to capitalise on international connectivity to grow the business. Commercial Banking continued to develop the renminbi business and was the first international bank to launch a number of new RMB related products in the first half of 2010, such as a RMB trade finance standard rate and current account.

In Personal Financial Services, the launch of a new HIBOR mortgage contributed to HSBC (including Hang Seng Bank) maintaining the number one position in Hong Kong for new business in the first half of 2010. The average loan-to-value ratio for the mortgage book was 37.9 per cent at 30 June 2010, with the ratio on new lending at 55.6 per cent, and continues to remain well secured. In Commercial Banking, net customer loans and advances increased by 40.0 per cent since 30 June 2009, reflecting a recovery in business activity as a result of an improved economy and our continuing support to customers. HSBC continued to actively participate in the Hong Kong Government Special Loan Guarantee Scheme.

Deposit balances increased by 3.7 per cent over 30 June 2009 against a back-drop of low interest rates and reflects HSBC's brand leadership. This was particularly evident in Commercial Banking where deposits increased by 16.7 per cent, supported by a rise in customer numbers of 8.1 per cent.

Global Banking and Markets, net interest income decreased as higher yielding assets in Balance Sheet Management continued to roll off and funds were reinvested at lower market rates.

Net fee income increased by HK$1,190 million, or 13.7 per cent, over the first half of 2009 as the equity markets rose in the second half of last year and investor sentiment improved. There was a significant increase in demand for wealth management and insurance products from both personal and commercial customers. Fee income from investment products such as unit trusts and funds under management increased by 18.7 per cent over the same period in 2009. Commercial Banking also recognised an increase in remittances and trade related fee income as trade flows and international business volumes increased.

In Global Banking and Markets, revenues in Debt Capital Markets and Equity Capital Markets increased, demonstrating the continuing benefit of HSBC's emerging markets-led and financing focused strategy. In addition to registering an increase in equities broking income, significant fees were recorded in Securities Services and Asset Management where increases were reflected in assets under custody and assets under management.

Trading income decreased by HK$422 million, or 8.8 per cent, compared to prior year as a result of reduced customer margins as competition intensified in the Global Markets business. The comparable period in 2009 was particularly strong due to highly volatile market movements and tightening credit spreads from distressed levels.

Income from the insurance business (which is recognised across the following income statement lines 'Net interest income', 'Net fee income', 'Net income from financial instruments designated at fair value', 'Net earned insurance premiums', the change in present value of in-force business within 'Other operating income', and after deducting 'Net insurance claims incurred and movement in policyholders' liabilities') increased by 46.0 per cent compared with the first six months of 2009. The insurance business benefited from the improvement in customer sentiment towards the end of 2009 and the first half of 2010 with strong business growth and positive investment returns. However, Net income from financial investments designated at fair value decreased by HK$2,627 million reflecting lower revaluation gains on unit-linked funds held in the insurance business. This was offset by a corresponding movement in 'Net insurance claims incurred and movement in policyholder liabilities' to reflect the extent to which unit-linked policyholders participated in the performance experienced on the linked investment portfolio.

Insurance premiums increased by 22.7 per cent due to strong sales of unit-linked and deferred annuity products. HSBC (including Hang Seng Bank) continued to be the market leader in the life industry with a market share of 26.3 per cent in new business annualised premium at the end of the first quarter 2010.

Loan impairment charges and other credit risk provisions decreased significantly by HK$1,628 million, or 77.0 per cent, compared to the first six months of 2009. The fall was a result of improving market conditions and effective credit management. In Personal Financial Services, loan impairment charges decreased by HK$622 million, but caution still remains on the unsecured lending book as the credit environment continues to recover. In Commercial Banking, loan impairment charges were significantly down by HK$1,050 million due to the non-recurrence of a number of specific impairment charges as credit conditions improved. In Global Banking and Markets the impairment charge increased but continued to remain at a very low level, at only HK$152 million.

Operating expenses were higher by HK$451 million, or 3.2 per cent. Employee compensation and benefits were broadly in line with those in the same period in 2009. However, there was an increase in non-staff related costs as the business returned to more normal levels of activity. There was an increase in marketing expenses as new campaigns were launched in 2010. In addition, there was an increase in recruitment costs and business travel as customer demand improved. The move of more operations to the Global Resourcing Centres resulted in an increase in inter-company processing costs. This was offset by tight cost control measures and higher utilisation of cost efficient electronic channels.

Rest of Asia-Pacific reported profit before tax of HK$17,554 million, an increase of HK$4,967 million, or 39.5 per cent, compared to the same period last year as a result of improved fee income and lower loan impairment charges, partly offset by reduced trading income and increased expenses.

Net interest income increased slightly by HK$580 million, or 4.2 per cent, as a result of growth in the loan portfolio.

Net advances to customers increased by HK$139,379 million since 30 June 2009. In Personal Financial Services, growth in the loan book was particularly strong in Australia, Malaysia, Singapore and mainland China as customer demand returned. This was partly offset by a fall in unsecured lending balances particularly in India. In Commercial Banking, customer confidence started to return and HSBC continued to build on its international network with mainland China and Indonesia. In particular, trade financing increased in the Greater China region and Singapore. Global Banking and Markets registered promising growth in the loan portfolio with an increase of 43.8 per cent over the same period last year.

Liability spreads continued to be constrained as interest rates remained at low levels in many countries across the region. However, this effect was partly offset by Australia, Malaysia, mainland China and India where rates were increased. Balance Sheet Management income decreased as higher yielding assets matured and were rolled over at lower rates mainly in Singapore and Japan, while in mainland China, the reserve ratio rises increased funding costs and reduced spreads.

Net fee income increased significantly by HK$1,613 million, or 31.0 per cent, compared with the same period last year as the economic environment continued to improve and confidence returned to the markets. Sales of wealth management and insurance products were strong as the equity markets started to stabilise and sales activities increased. In Commercial Banking, transactional banking fee income increased as regional trade started to improve, remittance volumes increased and re-pricing initiatives were implemented in late 2009.

In Global Banking and Markets, the rebound in assets under custody and assets under management in Securities Services and Asset Management led to an increase in revenue in Japan, South Korea and Singapore. The region also recorded higher advisory revenues earned from the Project and Export Finance business and the completion of a number of cross-border advisory transactions in India and South East Asia.

Net trading income decreased by HK$1,067 million, or 15.5 per cent, compared to the first half of 2009 due to fewer opportunities arising as a result of lower market volatility in India, mainland China, Singapore and South Korea. However, HSBC's cross-border sales platform served to sustain revenue in spite of competitive pricing.

Net income from financial investments designated at fair value decreased by HK$226 million, or 96.2 per cent, reflecting lower revaluation gains on unit-linked funds held in the insurance business. To the extent that these losses were attributable to policyholders, there was a corresponding decrease in net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investments were HK$305 million compared to a loss of HK$225 million in the first half of 2009 as a result of gains on sales of available-for-sale investments and the non-recurrence of impairments reported in the first half of 2009.

Net earned insurance premiums increased by HK$360 million, or 30.6 per cent, as sales of insurance products strengthened, primarily in Taiwan and Malaysia, on the back of increased confidence in the market with a corresponding increase in net insurance claims incurred and movement in liabilities to policyholders.

Loan impairment charges decreased significantly by HK$2,822 million, or 65.8 per cent over the same period last year as the economic environment in the region started to improve. In Personal Financial Services, the credit quality of the portfolio strengthened relative to the second half of 2009. The reduction in loan impairment charges was particularly notable in India as credit issues associated with the unsecured portfolio were largely resolved. In Commercial Banking, loan impairment charges were also significantly reduced due to the non-recurrence of losses taken in 2009 against a number of customers, most notably in India. Whilst loan impairment charges are down, we remain cautious and will continue to closely monitor the portfolio.

Operating expenses increased as HSBC continued to show its commitment to the region through the addition of new branches in India, Malaysia, Australia, mainland China, Taiwan, Bangladesh and Sri Lanka. In mainland China, a new head office building was opened in Shanghai along with the 100th HSBC branded outlet. This consolidated HSBC's position as the leading foreign bank in the country. Across the region, marketing costs and IT spend increased as the business started to position itself for the recovery.

Profit from associates increased 46.8 per cent as a result of a higher revenues, particularly net interest income, from Bank of Communications Co., Ltd and lower loan impairment charges in Industrial Bank Co., Ltd ('Industrial Bank'). In addition, HSBC increased its holding in Bao Viet to 18 per cent at the beginning of the year and accounted for it as an associate from then. Following Industrial Bank's rights issue in May 2010, the bank took up its full share entitlement in June 2010 and increased its equity interest from 12.78 per cent to 12.80 per cent at 30 June 2010.

Consolidated Income Statement

Half-year ended	Half-year ended
30 June	30 June
2010	2009
Figures in HK$m	(restated1)

Interest income	40,108	43,390
Interest expense	(10,799)	(13,279)
Net interest income	29,309	30,111
Fee income	19,605	16,220
Fee expense	(2,912)	(2,330)
Net fee income	16,693	13,890
Net trading income	10,154	11,664
Net income from financial instruments
designated at fair value	13	2,885
Gains less losses from financial investments	1,284	(242)
Dividend income	328	132
Net earned insurance premiums	19,032	15,439
Other operating income	4,046	2,709
Total operating income	80,859	76,588
Net insurance claims incurred and
movement in policyholders' liabilities	(18,032)	(17,728)
Net operating income before loan
impairment charges and other credit
risk provisions	62,827	58,860
Loan impairment charges and other
credit risk provisions	(1,954)	(6,404)
Net operating income	60,873	52,456
Employee compensation and benefits	(15,496)	(14,550)
General and administrative expenses	(9,794)	(8,827)
Depreciation of property, plant and equipment	(1,620)	(1,551)
Amortisation of intangible assets	(714)	(546)
Total operating expenses	(27,624)	(25,474)
Operating profit	33,249	26,982
Share of profit in associates and joint ventures	5,326	3,527
Profit before tax	38,575	30,509
Tax expense	(7,207)	(6,119)
Profit for the period	31,368	24,390

Profit attributable to shareholders	28,675	22,246
Profit attributable to minority interests	2,693	2,144

 1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Consolidated Statement of Comprehensive Income

	Half-year ended	Half-year ended
	30 June	30 June
	2010	2009
Figures in HK$m		(restated1)

Profit for the period	31,368	24,390

Available-for-sale investments:
- fair value changes taken to equity	1,992	20,102
- fair value changes transferred to the income statement
on disposal	(1,168)	(863)
- fair value changes transferred to the income statement
on impairment	-	123
- fair value changes transferred to the income statement
on hedged items due to hedged risks	(1,043)	622
- income taxes	112	(877)

Cash flow hedges:
- fair value changes taken to equity	242	618
- fair value changes transferred to the income statement	(1,041)	(1,740)
- income taxes	136	173

Property revaluation:
- fair value changes taken to equity	2,358	1,658
- income taxes	(418)	(275)

Share of changes in equity of associates and joint ventures	(31)	356
Exchange differences	964	1,629
Actuarial (losses)/gains on post-employment benefits
- before income taxes	(784)	3,115
- income taxes	126	(499)
Total comprehensive income for the period, net of tax	32,813	48,532

Total comprehensive income for the period attributable to:
- shareholders	29,461	45,071
- minority interests	3,352	3,461
	32,813	48,532

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Consolidated Statement of Financial Position

	At 30 June	At 31 December
	2010	2009
Figures in HK$m		(restated1)

ASSETS
Cash and short-term funds	860,597	892,175
Items in the course of collection from other banks	50,560	15,528
Placings with banks maturing after one month	124,607	107,070
Certificates of deposit	55,346	37,388
Hong Kong SAR Government certificates
of indebtedness	143,004	135,414
Trading assets	360,681	322,731
Financial assets designated at fair value	48,379	48,087
Derivatives	264,345	235,171
Advances to customers	1,552,564	1,350,644
Financial investments	826,002	882,689
Amounts due from Group companies	128,133	134,511
Investments in associates and joint ventures	69,308	53,683
Goodwill and intangible assets	26,977	25,069
Property, plant and equipment	60,543	58,810
Deferred tax assets	2,373	2,668
Retirement benefit assets	302	292
Other assets	61,108	58,818
Total assets	4,634,829	4,360,748

LIABILITIES
Hong Kong SAR currency notes in circulation	143,004	135,414
Items in the course of transmission to other banks	71,640	22,960
Deposits by banks	199,884	111,206
Customer accounts	2,989,060	2,944,539
Trading liabilities	157,355	154,366
Financial liabilities designated at fair value	37,587	36,709
Derivatives	262,886	232,846
Debt securities in issue	38,512	43,396
Retirement benefit liabilities	4,764	3,922
Amounts due to Group companies	61,264	50,842
Other liabilities and provisions	67,099	55,982
Liabilities under insurance contracts issued	160,249	144,928
Current tax liabilities	5,932	4,119
Deferred tax liabilities	11,434	10,503
Subordinated liabilities	19,727	21,181
Preference shares	101,638	101,208
Total liabilities	4,332,035	4,074,121

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

	At 30 June	At 31 December
	2010	2009
Figures in HK$m		(restated1)

EQUITY
Share capital	22,494	22,494
Other reserves	91,808	89,603
Retained profits	154,818	139,255
Proposed dividend	6,000	8,850
Total shareholders' equity	275,120	260,202
Minority interests	27,674	26,425
	302,794	286,627
Total equity and liabilities	4,634,829	4,360,748

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Consolidated Statement of Changes in Equity

	Half-year ended	Half-year ended	Half-year ended
	30 June 2010	31 December 2009	30 June 2009
		(restated1)	(restated1)
Figures in HK$m

Share Capital
At beginning and end of period	22,494	22,494	22,494

Retained profits
As previously reported			123,085
Restatement for HKAS 17			5
At beginning of period	139,255	135,855	123,090
Dividends to shareholders	(12,000)	(14,740)	(11,780)
Other movements	154	54	203
Transfers	(1,228)	(6,935)	(1,142)
Total comprehensive income for the period	28,637	25,021	25,484
	154,818	139,255	135,855

Other reserves
Property revaluation reserve
As previously reported			8,578
Restatement for HKAS 17			11,864
At beginning of period	22,983	21,425	20,442
Other movements	1	(16)	-
Transfers	(306)	(723)	(281)
Total comprehensive income for the period	1,777	2,297	1,264
	24,455	22,983	21,425

Available-for-sale investment reserve
At beginning of period	43,385	33,759	15,103
Other movements	1	(3)	(8)
Transfers	(4)	17	56
Total comprehensive (expense)/income for the period	(436)	9,612	18,608
	42,908	43,385	33,759

Cash flow hedging reserve
At beginning of period	848	1,015	1,833
Transfers	(2)	4	3
Total comprehensive expense for the period	(617)	(171)	(821)
	229	848	1,015

Foreign exchange reserve
At beginning of period	6,998	3,303	1,666
Transfers	818	1,585	1,088
Total comprehensive income for the period	77	2,110	549
	7,893	6,998	3,303

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

	Half-year ended	Half-year ended	Half-year ended
	30 June 2010	31 December 2009	30 June 2009
		(restated1)	(restated1)
Figures in HK$m

Other reserves
At beginning of period	15,389	9,271	9,683
Movement in respect of share-based payment arrangements	603	482	104
Transfers	760	6,052	276
Other movements	(452)	(609)	(779)
Total comprehensive income/(expense) for the period	23	193	(13)
	16,323	15,389	9,271

Total shareholders equity
As previously reported			182,442
Restatement for HKAS 17			11,869
At beginning of period	251,352	227,122	194,311
Dividends to shareholders	(12,000)	(14,740)	(11,780)
Movement in respect of share-based payment arrangements	603	482	104
Other movements	(296)	(574)	(584)
Total comprehensive income for the period	29,461	39,062	45,071
	269,120	251,352	227,122

Minority interests
As previously reported			22,874
Restatement for HKAS 17			1,265
At beginning of period	26,425	24,496	24,139
Dividends to shareholders	(2,192)	(1,713)	(3,117)
Movement in respect of share-based payment arrangements	16	34	3
Other movements	73	(178)	10
Total comprehensive income for the period	3,352	3,786	3,461
	27,674	26,425	24,496

Total equity
As previously reported			205,316
Restatement for HKAS 17			13,134
At beginning of period	277,777	251,618	218,450
Dividends to shareholders	(14,192)	(16,453)	(14,897)
Movement in respect of share-based payment arrangements	619	516	107
Other movements	(223)	(752)	(574)
Total comprehensive income for the period	32,813	42,848	48,532
	296,794	277,777	251,618

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

Consolidated Cash Flow Statement

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Operating activities
Cash (used in)/generated from operations	(87,338)	298,653
Interest received on financial investments	6,759	7,560
Dividends received on financial investments	74	77
Dividends received from associates	1,500	1,469
Taxation paid	(4,560)	(3,539)
Net cash (outflow)/inflow from operating activities	(83,565)	304,220

Investing activities
Purchase of financial investments	(251,793)	(333,119)
Proceeds from sale or redemption of financial
investments	307,806	203,910
Purchase of property, plant and equipment	(749)	(524)
Proceeds from sale of property, plant and equipment	52	79
Purchase of other intangible assets	(629)	(600)
Net cash (outflow)/inflow in respect of the acquisition of
and increased holdings in subsidiaries	(105)	15,245
Net cash outflow in respect of the purchase of interests in
associates and joint ventures	(3,452)	-
Net cash inflow from the sale of interests in associates	95	-
Net cash inflow from sale of interest in a business portfolio	-	251
Net cash inflow/(outflow) from investing activities	51,225	(114,758)

Net cash (outflow)/inflow before financing	(32,340)	189,462

Financing
Issue of preference shares	-	8,226
Change in minority interests	60	(131)
Repayment of subordinated liabilities	(1,580)	-
Ordinary dividends paid	(14,850)	(17,060)
Dividends paid to minority interests	(2,192)	(3,117)
Interest paid on preference shares	(1,850)	(1,838)
Interest paid on subordinated liabilities	(277)	(389)
Net cash outflow from financing	(20,689)	(14,309)

(Decrease)/increase in cash and cash equivalents	(53,029)	175,153

Additional Information

1. Net interest income

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Net interest income	29,309	30,111
Average interest-earning assets	3,259,261	2,969,847
Net interest spread	1.74%	1.99%
Net interest margin	1.81%	2.04%

Included in the above is interest income accrued on impaired financial assets of HK$168 million (2009: HK$227 million), including unwinding of discounts on loan impairment losses of HK$153 million (2009: HK$152 million).

Net interest income declined slightly by HK$802 million or 2.7 per cent compared to the first half of 2009 as the low interest rate environment in many countries in Asia continued to impact both deposit and liability spreads. Despite the repricing of assets off a lower yield curve and continuous margin compression, the adverse impact on net interest income was largely mitigated by strong growth in the loan book and the benefit from lower cost of funds.

Average interest-earning assets increased by HK$289,414 million or 9.7 per cent compared to the half-year ended 30 June 2009. Average customer lending increased 11 per cent with notable growth in corporate and commercial lending, and mortgages. Financial investments also increased as the commercial surplus was deployed in treasury bills, government bonds and debt securities.

Net interest margin decreased by 23 basis points to 1.81 per cent compared to the first half of 2009 despite an increase in average interest-earning assets. Liability spreads continued to be constrained as interest rates remained at low levels in many countries across the region. Net interest spread declined by 25 basis points to 1.74 per cent, whilst the contribution from net free funds increased by two basis points to seven basis points.

In Hong Kong, the bank recorded a drop in net interest margin of 32 basis points to 1.35 per cent. Net interest spread decreased by 35 basis points to 1.34 per cent. Net interest income decreased as the low interest rate environment continued to impact both asset and liability spreads. Assets in Balance Sheet Management continued to mature and funds were reinvested at lower market rates.

At Hang Seng Bank, the net interest margin declined by 36 basis points to 1.93 per cent while the net interest spread declined by 34 basis points to 1.89 per cent. Net interest spread declined due to narrowing deposit spreads and the repricing of assets off a lower yield curve. This adverse impact was moderated by growth in mortgages, on the back of an active property market, and other personal and commercial lending. The benefit of net free funds decreased by two basis points to four basis points as a consequence of the low interest rate environment.

In the Rest of Asia-Pacific, the net interest margin was 2.09 per cent, 14 basis points lower than the first half of 2009 with a general low interest rate environment in most countries across the region.  Notable growth in the loan book was recorded in mainland China, Singapore and Malaysia.

2. Net fee income

Half-year ended	Half-year ended
30 June		30 June
Figures in HK$m	2010	2009

Account services	1,149	1,063
Credit facilities	1,350	925
Import/export	1,941	1,822
Remittances	1,149	948
Securities/stockbroking	4,048	3,887
Cards	2,901	2,699
Insurance	313	208
Unit trusts	1,432	580
Funds under management	2,186	1,374
Other	3,136	2,714

Fee income	19,605	16,220

Fee expense	(2,912)	(2,330)

	16,693	13,890

Net fee income was HK$2,803 million, or 20.2 per cent higher than the first half of 2009.

Fees from unit trusts increased 146.9 per cent with higher subscription fees and commissions driven by higher demand for investment-based products, notably in Hong Kong, India and Taiwan. The trend correlated with improving sentiment as global equity markets gradually recovered since late 2009.

Income from funds under management was 59.1 per cent higher, attributable to improved sales of new funds, together with a more stable investment environment in 2010. It also reflected the ongoing growth in the value of assets under management. Securities and stockbroking income also rose by 4.1 per cent as a result of the improved investment environment.

Fees from credit facilities increased 45.9 per cent, which mainly reflected higher fees for arranging syndicated loans in 2010, notably in Hong Kong, Australia, New Zealand and India.

'Other' fee income grew primarily through higher fees earned from mandatory provident funds.  In addition, the completion of several large advisory transactions in Hong Kong, Japan and Singapore led to increased corporate finance fees, while higher underwriting income benefited from a participation in a number of equity capital market underwriting deals in Hong Kong in the first half of 2010.

3. Gains less losses from financial investments

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Gains less losses on available-for-sale financial investments	1,312	905
Impairment of available-for-sale equity investments	(28)	(1,147)
	1,284	(242)

During the first half of 2010, the group recognised gains on disposals of debt securities and also a gain on the reclassification of its investment in Bao Viet Holdings to an associate company following the purchase of additional shares in January 2010.  Prior year gains included profit arising from the disposal of Visa shares.

Impairment of available-for-sale equity investments in 2009 related to write-downs of strategic investments.

4. Other operating income

	Half-year ended	Half-year ended
	30 June	30 June
	2010	2009
Figures in HK$m		(restated1)

Rental income from investment properties	155	83
Movement in present value of
in-force insurance business	1,845	1,189
Profit/(loss) on disposal of property,
plant and equipment, and assets held for sale	2	(18)
Net gains from the disposal or revaluation of
investment properties	153	98
Other	1,891	1,357
	4,046	2,709

'Other' largely comprises recoveries of IT and other operating costs from shared services that were incurred on behalf of fellow Group companies.  It also included gains on acquired loans from The Chinese Bank and PT Bank Ekonomi Raharja Tbk ('Bank Ekonomi').

The present value of in-force insurance business rose by 55.2 per cent, or HK$656 million, as a result of more new business written in the first half of 2010.

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

5. Insurance income

Included in the consolidated income statement are the following revenues earned by the insurance business:

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009

Net interest income	2,748	2,191
Net fee income	545	341
Net trading (loss)/income	(9)	60
Net (loss)/income from financial instruments
designated at fair value	(301)	2,558
Gains less losses from financial investments	385	(5)
Dividend income	-	27
Net earned insurance premiums	19,032	15,439
Movement in present value of in-force business	1,845	1,189
Other operating income/(expense)	27	(15)
	24,272	21,785
Net insurance claims incurred and movement
in policyholders' liabilities	(18,032)	(17,728)

Net operating income	6,240	4,057

The decline in net income from financial instruments designated at fair value was primarily attributable to equity market-related losses on unit-linked contracts, with offsetting movements in the value of those contracts in 'Net insurance claims incurred and movement in policyholders' liabilities'.

Net earned insurance premiums increased 23.3 per cent as a result of higher sales in high-net-worth business, unit-linked insurance products and deferred annuity products in the first half of 2010.

The increase in net insurance claims incurred and movement in policyholder liabilities was driven by business growth, partly offset by the movement in fair value change from unit-linked contracts.

6. Loan impairment charges and other credit risk provisions

Half-year ended	Half-year ended
30 June		30 June
Figures in HK$m	2010	2009

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
New allowances	1,342	2,882
Releases	(625)	(422)
Recoveries	(117)	(64)
	600	2,396
- Net charge for collectively assessed
impairment allowances	1,355	3,917
	1,955	6,313

Net (release)/charge for other credit risk provisions	(1)	91

	1,954	6,404

The net charge for loan impairment and other credit risk provisions decreased by HK$4,450 million, or 69.5 per cent over the first half of 2009.

The net charge for individually assessed allowances decreased notably in Hong Kong, India and Malaysia, representing a reduction in the number of customer credit downgrades in the first half of 2010 as economic conditions improved.

The net charge for collectively assessed impairment allowances also decreased in Hong Kong, India and Taiwan.  Hong Kong reported lower net impairment charges on credit cards, together with an improved economic factor and lower loss rates inherent in the corporate portfolio. A lower net impairment charge in India resulted primarily from improving delinquencies and a reduction in the overall credit card and unsecured lending portfolios.

Included in the net charge for other credit risk provisions was an impairment release of HK$3 million against available-for-sale debt securities (2009: a charge of HK$17 million). There were no impairment losses or provisions against held-to-maturity investments.

7. Employee compensation and benefits

Half-year ended		Half-year ended
30 June		30 June
Figures in HK$m	2010	2009

Wages and salaries	10,699	10,148
Performance-related pay	3,631	3,399
Social security costs	352	355
Retirement benefit costs	814	648
	15,496	14,550

Staff numbers by regionW
	At 30 June 2010	At 30 June 2009

Hong Kong	26,936	26,865
Rest of Asia-Pacific	43,468	43,175
Total	70,404	70,040

WFull-time equivalent

Total employee compensation and benefits increased by HK$946 million, or 6.5 per cent. Wages and salaries were HK$551 million higher, reflecting annual salary increments and higher average staff numbers over the period as a result of the acquisition of Bank Ekonomi in the first half of 2009, the expansion of the rural bank network in mainland China, and the growth of the business in Taiwan.

8. General and administrative expenses

Half-year ended	Half-year ended
30 June		30 June
2010		2009
Figures in HK$m		(restated1)

Premises and equipment
- Rental expenses	1,459	1,324
- Amortisation of prepaid operating lease payments	9	8
- Other premises and equipment	1,514	1,454
	2,982	2,786

Marketing and advertising expenses	1,604	1,366

Other administrative expenses	5,216	4,732

Litigation and other provisions	(8)	(57)
	9,794	8,827

General and administrative expenses increased by HK$967 million, or 11.0 per cent.

Other administrative expenses rose 10.2 per cent, or HK$484 million, mainly in Hong Kong with increasing expenditure on recruitment, consultancy, travel and intercompany processing. In the Rest of Asia-Pacific, higher expenses in mainland China were consistent with the growth in local operations, while increases in Taiwan reflected the migration of operations from a branch to a locally incorporated subsidiary in 2010. Marketing and advertising costs also increased by HK$238 million due to more branding and promotional activities carried out in 2010 in order to meet increasing competition across the region.

Charges in respect of premises and equipment were HK$196 million, or 7.0 per cent, higher in 2010. This was as a result of higher costs in mainland China due to an expanding branch network and the opening of the new Head Office building in Shanghai, along with a full six months reporting of Bank Ekonomi after the acquisition in May 2009.

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

9. Tax expense

The tax expense in the consolidated income statement comprises:

	Half-year ended	Half-year ended
	30 June	30 June
Figures in HK$m	2010	2009
		(restated[1]	)

Current income tax
- Hong Kong profits tax	3,050	3,146
- Overseas taxation	2,954	2,752
Deferred taxation	1,203	221
	7,207	6,119

The effective rate of tax for the first half of 2010 was 18.7 per cent, compared with 20.1 per cent for the first half of 2009.

10. Dividends

	Half-year ended		Half-year ended
	30 June		30 June
	2010		2009
	HK$	HK$m	HK$	HK$m
	per share		per share

Dividends paid on ordinary share capital
- fourth interim dividend in respect of the
previous financial year	0.98	8,850	1.24	11,170
- first interim dividend paid	0.67	6,000	0.65	5,890
	1.65	14,850	1.89	17,060

The Directors have declared a second interim dividend in respect of the half-year ended 30 June 2010 of HK$6,000 million (HK$0.67 per ordinary share).

1 Restated for the adoption of HKAS 17 'Leases'. See Note 18 for further information.

11. Advances to customers

	At 30 June	At 31 December
Figures in HK$m	2010	2009

Gross advances to customers	1,565,575	1,364,924

Impairment allowances:
- Individually assessed	(7,827)	(8,088)
- Collectively assessed	(5,184)	(6,192)
	(13,011)	(14,280)
	1,552,564	1,350,644

Allowances as a percentage of gross advances to customers:
- Individually assessed	0.50%	0.59%
- Collectively assessed	0.33%	0.46%
Total allowances	0.83%	1.05%

12. Impairment allowances against advances to customers

	Individually	Collectively
	assessed	assessed
Figures in HK$m	allowances	allowances	Total

At 1 January 2010	8,088	6,192	14,280
Amounts written off	(892)	(2,983)	(3,875)
Recoveries of advances written off in
previous years	117	699	816
Net charge to income statement	600	1,355	1,955
Unwinding of discount of loan impairment	(34)	(119)	(153)
Exchange and other adjustments	(52)	40	(12)

At 30 June 2010	7,827	5,184	13,011

13. Impaired advances to customers and allowances

The geographical information shown below, and in note 14, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

Half-year ended 30 June 2010

Impairment charge	491	1,464	1,955

Half-year ended 30 June 2009

Impairment charge	2,090	4,223	6,313

At 30 June 2010

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,189	9,974	16,163

Individually assessed allowances	(3,390)	(4,437)	(7,827)
	2,799	5,537	8,336

Individually assessed allowances as a
percentage of gross impaired advances	54.8%	44.5%	48.4%

Gross impaired advances as a
percentage of gross advances to
customers	0.7%	1.4%	1.0%

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Advances to customers that are considered to be impaired are as follows:

Gross impaired advances	6,358	9,838	16,196

Individually assessed allowances	(3,724)	(4,364)	(8,088)
	2,634	5,474	8,108

Individually assessed allowances as a
percentage of gross impaired advances	58.6%	44.4%	49.9%

Gross impaired advances as a
percentage of gross advances to
customers	0.8%	1.6%	1.2%

Impaired advances to customers are those for which objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

14. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 30 June 2010

Residential mortgages	261,696	179,861	441,557

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	26,181	-	26,181

Credit card advances	33,350	30,086	63,436

Other personal	44,237	34,528	78,765
Total personal	365,464	244,475	609,939

Commercial, industrial and international trade	181,936	273,659	455,595

Commercial real estate	128,341	55,634	183,975

Other property-related lending	94,838	32,651	127,489

Government	2,777	7,504	10,281

Other commercial	63,143	73,416	136,559
Total corporate and commercial	471,035	442,864	913,899

Non-bank financial institutions	19,646	17,627	37,273

Settlement accounts	3,889	575	4,464
Total financial	23,535	18,202	41,737

Gross advances to customers	860,034	705,541	1,565,575

Impairment allowances	(5,599)	(7,412)	(13,011)

Net advances to customers	854,435	698,129	1,552,564

		Rest of
Figures in HK$m	Hong Kong	Asia-Pacific	Total

At 31 December 2009

Residential mortgages	244,328	169,016	413,344

Hong Kong SAR Government's Home
Ownership Scheme, Private Sector
Participation Scheme and Tenants
Purchase Scheme mortgages	26,801	-	26,801

Credit card advances	35,545	31,654	67,199

Other personal	41,384	35,550	76,934
Total personal	348,058	236,220	584,278

Commercial, industrial and international trade	137,461	219,631	357,092

Commercial real estate	105,404	50,131	155,535

Other property-related lending	78,028	30,030	108,058

Government	3,416	4,615	8,031

Other commercial	56,821	55,312	112,133
Total corporate and commercial	381,130	359,719	740,849

Non-bank financial institutions	19,088	17,976	37,064

Settlement accounts	2,437	296	2,733
Total financial	21,525	18,272	39,797

Gross advances to customers	750,713	614,211	1,364,924

Impairment allowances	(6,136)	(8,144)	(14,280)

Net advances to customers	744,577	606,067	1,350,644

Net advances in Hong Kong increased by HK$109.9 billion, or 14.8 per cent, since the end of 2009. The increase was largely attributable to significant growth in corporate and commercial lending (up HK$89.9 billion), with increases particularly in the commercial real estate and other property-related sectors and commercial, industrial and international trade. Residential mortgages increased by HK$17.4 billion, as the property market became more active in the first half of 2010.

In the Rest of Asia-Pacific, net advances to customers increased by HK$92.1 billion, or 15.2 per cent. The increase was mainly from corporate and commercial lending (up HK$83.1 billion) with notable growth across all sectors, reflecting higher demand due to a general improvement in economic conditions. Advances to personal customers increased by HK$8.3 billion, or 3.5 per cent, of which residential mortgages increased by HK$10.8 billion, with notable growth in Malaysia, Australia, mainland China and Singapore.

15. Customer accounts

	At 30 June	At 31 December
Figures in HK$m	2010	2009

Current accounts	535,437	536,350
Savings accounts	1,588,971	1,591,351
Other deposit accounts	864,652	816,838
	2,989,060	2,944,539

Customer accounts increased by HK$44.5 billion, or 1.5 per cent, since the end of 2009.

In Hong Kong, customer accounts increased by HK$5.2 billion, or 0.3 per cent, with increased money market deposits placed by institutional investors, partially offset by decreases in current accounts, saving accounts and time deposits.  The drop in current accounts, saving accounts and time deposits reflected customers' preference for investment opportunities in the current low interest rate environment.

In the Rest of Asia-Pacific, customer accounts increased by HK$39.3 billion, or 4.1 per cent, as compared to the end of 2009.  Strong underlying growth was noted in Singapore, Mauritius, Australia, Taiwan and Indonesia. Malaysia also recorded an increase, largely attributable to an appreciation in the underlying currency.

The group's advances-to-deposits ratio increased to 51.9 per cent at 30 June 2010, from 45.9 per cent at 31 December 2009.

16. Disclosure for selected exposures

a          Holdings of asset-backed securities

The group has holdings of asset-backed securities (ABSs), including those represented by mortgage-backed securities (MBSs) and by collateralised debt obligations (CDOs). The table below shows the group's exposure to ABSs issued by entities which are not consolidated by any HSBC Group entities. The carrying amounts of these exposures are measured at fair value.

Figures in HK$m	Gross principalW	CDS Gross protectionWW	Net principal exposureWWW	Carrying amountWWWW
At 30 June 2010
Sub-prime residential mortgage- related assets:
MBSs and MBS CDOs
- high grade (AA or AAA rated)	50	-	50	43
- rated C to A	558	-	558	76
	608	-	608	119
US government-sponsored enterprises' mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	5,654	-	5,654	5,654

Other residential mortgage-related assets:
MBSs
- high grade (AA or AAA rated)	2,766	-	2,766	2,626
- rated C to A	1	-	1	1
- not publicly rated	8	-	8	8
	2,775	-	2,775	2,635
Commercial property
mortgage-related assets:
MBSs
- rated C to A	879	-	879	346

Leverage finance-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	149	-	149	133

Student loan-related assets:
ABSs and ABS CDOs
- high grade (AA or AAA rated)	1,269	-	1,269	1,266

Other assets
ABS and ABS CDOs
- high grade (AA or AAA rated)	939	-	939	911
- rated C to A	51	-	51	16
	990	-	990	927

	12,324	-	12,324	11,080

The table below shows the geographical distribution of the group's exposures to ABSs shown above.

	At 30 June 2010
Figures in HK$m	Gross principalW	CDS Gross protectionWW	Net principal exposureWWW	Carrying amountWWWW
US	8,567	-	8,567	7,498
UK	1,006	-	1,006	884
Rest of the world	2,751	-	2,751	2,698
	12,324	-	12,324	11,080

	At 31 December 2009
Figures in HK$m	Gross principalW	CDS Gross protectionWW	Net principal exposureWWW	Carrying amountWWWW
US	7,249	-	7,249	5,982
UK	1,105	-	1,105	918
Rest of the world	4,062	(190)	3,872	3,805
	12,416	(190)	12,226	10,705

W             The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.

WW          A CDS is a credit default swap. CDS protection principal is the gross principal of the underlying instrument that is protected by CDSs.

WWW      Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.

WWWW    Carrying amount of the net principal exposure.

b          Exposure to derivative transactions entered into with monoline insurers

The group's principal exposure to monoline insurers is through a number of derivative transactions, primarily CDSs.

There is no exposure to derivative transactions entered into with monoline insurers at 30 June 2010.

The table below sets out the fair value of the monoline derivative contracts at 31 December 2009, and hence the amount at risk, based on 31 December 2009 security prices, if the protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. The 'Credit risk adjustment' column indicates the valuation adjustment taken against the fair value exposures, and reflects the estimated deterioration in creditworthiness of a monoline insurer during the year. There was no valuation adjustment taken during 2009.

Figures in HK$m	Notional amount	Net exposure before credit risk adjustmentW	Credit risk adjustmentWW	Net exposure after credit risk adjustment
At 30 June 2010
Derivative transactions with monolines
- investment grade	-	-	-	-

At 31 December 2009
Derivative transactions with monolines
- investment grade	190	-	-	-

W             Net exposure after legal netting and any other relevant credit mitigation prior to deduction of credit risk adjustment.

WW         Fair value adjustment recorded against over-the-counter derivative counterparty exposures to reflect the credit worthiness of the counterparty.

c          Leveraged finance transactions

Leveraged finance commitments held by the group were HK$670 million at 30 June 2010 (31 December 2009: HK$712 million), of which HK$491 million (31 December 2009: HK$545 million) was funded.

d          Involvement with Special Purpose Entities ('SPEs')

The group enters into certain transactions with customers in the ordinary course of business that involve the establishment of SPEs. The purposes for which the SPEs are established include facilitating the raising of funding for customers' business activities or to effect a lease. The use of SPEs is not a significant part of the group's activities and the group is not reliant on SPEs for any material part of its business operations or profitability.

17. Contingent liabilities and commitments

	At 30 June	At 31 December
Figures in HK$m	2010	2009

Contract amount:

Contingent liabilities	149,031	142,660
Commitments	1,232,233	1,135,475
	1,381,264	1,278,135

18. Accounting policies

The accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 37 to 52 of the 2009 Annual Report and Accounts. A number of new and revised Hong Kong Financial Reporting Standards have become effective in 2010. The only standard that has a material impact on the group is HKAS 17 'Leases'.

Following the amendment to HKAS 17 issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA') in May 2009, the group reclassified interests in leasehold land held under long leases from operating leases to finance leases. Before the amendment, these leases were recorded at historical cost and amortised over the term of the lease. Upon reclassification to finance leases, the leases are carried at valuation and included under 'Property, Plant and Equipment', with the difference between the amortised cost and the valuation recognised in the property revaluation reserve. The corresponding prior-year comparatives have been adjusted accordingly.

The following primary statement lines have been impacted by the adoption of HKAS 17:

	As reported	Adjustment	Restated
	HK$m	HK$m	HK$m
Half-year ended 30 June 2009
Profit for the period	24,443	(53)	24,390
Total comprehensive income	47,581	951)	48,532
Profit attributable to minority interests	2,148	(4)	2,144

As at 31 December 2009
Property, plant and equipment	36,327	22,483	58,810
Property revaluation reserve	8,593	14,390	22,983
Retained profits	139,231	24	139,255
Minority interests	24,939	1,486	26,425

19. Subsequent events

On 2 July 2010, the group entered into an agreement to acquire The Royal Bank of Scotland Group plc's retail and commercial banking businesses in India. The total consideration will comprise a premium of up to US$95 million over the net asset value of the businesses being acquired. The purchase price will be reduced in respect of 90 per cent of any credit losses incurred on the unsecured lending portfolio in the two years subsequent to completion. The initial consideration paid will be reduced by an estimate of these losses with an adjustment to reflect the actual losses at the end of the two year protection period. The acquisition is subject to regulatory approvals and is expected to complete in the first half of 2011.

20. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2010, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website:www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

21. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2009 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2010. The Annual Report and Accounts for the year ended 31 December 2009, which include the statutory accounts, can be obtained on request from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website:www.hsbc.com.hk.

22. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

23. Statement of compliance

The information in this news release for the half-year ended 30 June 2010 complies with Hong Kong Accounting Standard 34, Interim Financial Reporting.

Media enquiries to:               David Hall                           Telephone no: + 852 2822 1133
                                                  Gareth Hewett                    Telephone no: + 852 2822 4929
                                                  Richard Beck                     Telephone no: + 44 20 7991 0633
                                                  Patrick McGuinness          Telephone no: + 44 20 7991 0111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 2 August, 2010